Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 212.912.7815 razarow@tpwlaw.com

June 18, 2007

Mr. Jonathan E. Gottlieb

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Silver State Bancorp

Amendment No. 2 to Form S-1

File No. 333-137038

Dear Mr. Gottlieb:

On behalf of our client, Silver State Bancorp (the “Company”), we wish to acknowledge receipt of your letter, dated June 14, 2007, concerning the review by the U.S. Securities and Exchange Commission (the “SEC”) of the Company’s amended Form S-1 filed on May 25, 2007. Set forth below are the Company’s responses to your comments providing the supplemental information and otherwise addressing the issues and questions raised in your letter. In addition, the Company’s Amendment No. 2 to Form S-1 has been revised in response to these comments and was filed with the SEC today.

SEC Comments

1.	Our Business, Page 1. Please revise this section as follows:

•	disclose in the second paragraph on page 2 that twenty two percent of your deposits are from three depositors and that two of the three depositors are related; and

•	disclose in the second paragraph on page 2, the extent which the 20 largest depositors are also borrowers.

The prospectus has been amended on page 2 in accordance with this comment. Please note that we have clarified that the Company’s largest depositor is one of the two related depositors the deposits of which aggregate to 12.7% of the Company’s total deposits. Accordingly, the statement that 22% of deposits are from three depositors would be incorrect. In its place, we have disclosed that 27% of deposits are from the Company’s 5 largest depositors. Supplementally, please note that the Company selected the top 5 as an example of deposit concentration as a result of the following breakdown of the 20 largest depositors as of March 31, 2007 in order of rank by percentage of deposits:

New York, NY	Washington, DC	White Plains, NY	Summit, NJ	Mexico City, Mexico

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 2.

1.	9.2%

2.	5.7%

3.	5.3%

4.	3.5%

5.	3.1%

6-20.	1.5% — 0.4%

2.	Our Business, Page 1. Please revise your discussion of the FDIC Deposit Market Share Report, in the second paragraph on page 1, as follows:

•	clarify the basis for the various rankings that you cite;

•	supplement your claim that Silver State Bank is the 14th largest bank in Nevada with disclosure that its market share of deposits in Nevada is six tenths of one percent; and

•	disclose, in the next paragraph, comparable rating data for Choice Bank in the Arizona and Scottsdale markets.

The prospectus has been amended on page 1 in accordance with this comment. Please note that in response to the third bullet, the Company has included the market share data for Choice Bank with respect to the Phoenix – Scottsdale market area but not with respect to the entire state of Arizona. This is due to the fact that the Choice Bank market share in its local market is 0.16% and its statewide market share is so small as to be meaningless to an investor. Supplementally, enclosed is a copy of the FDIC Deposit Market Share Data as of June 30, 2006, upon which the Company relied in disclosing the market share data in the prospectus, as printed from the FDIC’s website.

3.	Our Market Areas, Page 2. Please revise your disclosure as follows:

•	one competitor of Silver State Bank, a national bank, has more than fifty seven percent market share of deposits in Nevada;

•	five competitors of Silver State Bank in the aggregate have more than eighty four percent market share of deposits in Nevada and each of these competitors are affiliated with national banks; and

•	update your discussion of competitive pricing pressure.

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 3.

The prospectus has been amended on page 3 in accordance with this comment.

4.	Insider Ownership, Page 5. Please revise your disclosure in this section, the risk factor on page 15 and on page 97, as follows:

•

disclose that the amount and percentage may increase after the offering since the directors and executive officers have over one million unexercised stock options and that you intend to award additional options to them after the offering; and

•	disclose that the amount and percentage will increase since you intend to award stock appreciation rights and restricted stock to them after the offering.

The prospectus has been amended on pages 5, 6, 18 and 19 in accordance with the first bullet of this comment. Please note that in the previous filing the data regarding the number of shares of common stock and the number of shares underlying stock options was incorrect in that the options were included in the 5.4 million share number and the 1.0 million shares underlying options included options granted to rank and file employees not subject to lock up agreements. The disclosure has been corrected to separately disclose the number of shares directly held (including shares intended to be purchased in the offering) and the number of options held by directors and executive officers who are subject to lock-up agreements. Also, please note that the Company has not included on page 100 the response to the first bullet as (i) the requirement in Item 401 of Regulation S-K for the section captioned “Security Ownership of Management” requires disclosure only as of a historical date and not forward looking information, (ii) based on a brief survey of both prospectus and proxy statement precedents containing the required security ownership tables, the Company is not aware of a precedent that contains similar disclosure to that request, and (iii) the disclosure of the potential for future acquisitions of stock by insiders included on pages 5, 6, 18 and 19 is complete and is prominent disclosure for investors.

Please note that the Company has not included additional disclosure as to the impact of awards of stock appreciation rights and restricted stock as the Company has no present intention to make such grants to its directors or executive officers. The Company has, however, added disclosure indicating that the Compensation Committee has recently begun to consider the possibility of stock option grants prior to the end of the fiscal year and that, should such grants be made, the amount and percentage of stock ownership by the directors and executive officers as a group would increase.

5.	Risk Factors, Page 8. We note your changes to the risk factors relating to interest rates on pages 10 and 11. Please update this disclosure to reflect trends in interest rates since March 31, 2007. Please discuss the consequences of rising rates on you, including the impact on your profitability, in clear terms.

The prospectus has been amended on page 11 in accordance with this comment.

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 4.

6.	Risk Factors, Page 8. Please revise the risk factor relating to your deposits, on page 15, as follows:

•	as we requested, disclose the extent to which you provide loans to these 20 larger depositors;

•	explain how the loss of major depositors would effect your liquidity;

•	provide detail regarding your reference to the “nature of our larger customers’ businesses;” and

•	provide more detail regarding your statement that deposit balances “fluctuate significantly from month to month” and describe the risks associated with such fluctuations.

The prospectus has been amended on pages 16 and 17 in accordance with this comment.

7.	Risk Factors, Page 8. Please revise the risk factor relating to stock eligible for sale in the near future, on page 16, to include discussion of the approximately 5.4 million shares that will be available for sale and the stock options to purchase over 1 million shares.

The prospectus has been amended on page 19 in accordance with this comment to correct the error as to the number of shares available for future sale from 16,924,364 (the pro forma outstanding shares giving effect to the offering) to 5,361,423, consistent with the disclosure on page 101 and reflecting the error correction described in response to Item 4 above. However, please note that in the same sentence where the above change was made disclosure exists as to the over 1 million shares underlying stock options.

8.	MD&A - Executive Summary, page 24. Please provide analysis, consistent with Release No. 33-8350 and Instruction 3 to Item 303(a), of the following:

•	the recent increase in interest rates and the effect on you;

•

the intense pricing pressure on interest rates for deposits and loans, the fact that you compete with large national or international financial institutions, and its effect on you including the effect on net income;

•	over ninety five percent of your loans are variable and its effect on you including the effect on provisions for loan losses;

•	over fifty seven percent of your loans have maturities of less than one year,

•	twenty two percent of your deposits are from three depositors and that two of those depositors are related; and

•	deposit balances “fluctuate significantly from month to month.”

The prospectus has been amended on pages 27 and 28 in accordance with this comment.

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 5.

9.	Competition, page 48. Please revise this section to provide more detail specific to your company consistent with Item 101(c)(1)(x) including, but not limited to, the following:

•	clarify the basis for the various rankings that you cite;

•	disclose the respective market share of deposits that Silver State Bank and Choice Bank have;

•	provide rankings based on assets;

•

disclose that five competitors of Silver State Bank in the aggregate have more than eighty four percent market share of deposits in Nevada and each of these competitors are affiliated with national banks;

•	as we requested, identify one or a small number of competitors who are dominant in your market;

•	as we requested, disclose more detail regarding both the positive factors and the negative factors pertaining to your competitive position relative to your competitors; and

•

delete or provide the basis for your statement that “we do not believe that any one competitor is dominant in either market area in our core competences” given the fact that one competitor of Silver State Bank has over fifty seven percent of the deposits in Nevada and 35 offices, another has a market share of over seven percent and 84 offices and another has a market share of over six percent and 114 offices.

The prospectus has been amended on page 51 in accordance with this comment. However, please note that the Company has not included the disclosure requested by the 3rd bullet as: (i) the Company believes that any rankings of financial institutions by assets would be materially misleading to investors as an indicator of relative competitive strength in a market place due to the ability of financial institutions to invest in vast amounts of securities that have no relationship to a particular market area or the ability of an institution to compete for loans or deposits, which would skew the ranking (the Company does not have a significant investment securities portfolio as indicated in the Company’s financial statements) and (ii) the Company is not aware of any reliable independent data source that provides asset rankings according to market area other than on a nationwide basis, which the Company believes would not be useful to investors given the Company’s relatively small size on a national scale. However, the Company has disclosed in response to the fourth bullet the names of its 5 largest competitors by name indicating they are significantly larger and have either a national or international presence.

Also, please note that, with respect to the 6th bullet point, the Company has added additional disclosures on the negative factors pertaining to its competitive position that are also found in the Risk Factors disclosure, but has not added any further positive factors as Company’s size relative to its competitors does not yield many positive factors. With respect to the sixth bullet, please note that the requested deletion has been made.

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 6.

10.	Lending Activities, page 49. Please quantify the extent to which you lend to developers who do not have leases for at least fifty percent of the respective property.

The prospectus has been amended on page 52 in accordance with this comment.

11.	Compensation Discussion and Analysis, page 84. Please disclose, if true, that you do not have any present intention to make any changes in executive compensation in the current fiscal year. Otherwise, please disclose any such intentions.

The prospectus has been amended on page 88 in accordance with this comment to indicate that the Compensation Committee has recently begun to engage in discussions regarding possible option grants to the executive officers before the end of the fiscal year.

12.	Bonus Plan, page 85. As we requested, please explain in “clear concise and understandable” language how your determination of the amount of bonus for each individual is different from your determination of the amount of the base salary. In addition, as we requested, please discuss, pursuant to Item 402 (b)(2)(v), the specific items of corporate performance on which you base the bonus and explain how you determine the amount of the bonus for each person.

The prospectus has been amended on page 89 in accordance with this comment. Supplementally, as noted in our response letter, dated May 25, 2007, bonuses for 2006 were awarded based on general performance in the areas of asset growth, return on equity and return on assets which were not based on numerical thresholds or specific benchmarks. Accordingly, disclosure of specific performance measures is not possible for 2006. As noted, bonuses were based on the same methodology and background data as was used for determining base salary, specifically determining bonuses on the basis of the information provided by Clark Consulting regarding bonuses paid by a peer group comprised of similar publicly traded banks and bank holding companies. The determination of the amount of bonus payable to each named executive officer was made based upon the bonus amount needed to bring total cash compensation payable into approximately the 75th percentile of total cash compensation payable to persons with similar job functions within the peer group of similar publicly traded banks and bank holding companies. Please note that this peer group is identified in the immediately previous section captioned “Base salaries.” This percentile was selected because the performance of the Company was in the top 25th percentile within the peer group on the performance measures of asset growth, return on equity and return on assets for 2006. For this reason the bonus amounts paid do not represent a fixed percentage of base salary or other across-the-board amount owing to the variability of total cash compensation among similar job functions within the peer group and varying salary level paid to the NEOs throughout 2006.

13.	Principal Stockholders, page 96. Please disclose the person(s) with dispositive powers for the Yanke estate.

The prospectus has been amended on page 99 in accordance with this comment.

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 7.

14.	Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies Stock Option Plans, page F-22. We note from your response to prior comment 26 that you modified stock options to accelerate the vesting in calendar 2005 to be 100% vested in anticipation of adverse accounting treatment under SFAS 123R. Please revise here to provide a detailed and robust discussion of the terms of the modification and its result. Specifically disclose your estimate of the amount and timing of compensation expense that would have been recognized had you not accelerated the vesting of your stock options. Refer to SAB Topic 14:K.

The prospectus has been amended on page F-23 in accordance with this comment. Supplementally, as noted on F-23 and as previously disclosed in Note 14, you will note that the Company recorded stock option expense of $1.6 million pursuant to APB 25 in 2005 as a result of the modification of the stock options in December 2005. APB 25, as interpreted by FIN 44, notes that “any intrinsic value at the modification date in excess of the amount measured at the original measurement date shall be recognized as compensation expense…for any employee who could benefit from the modification.” One of the Company’s executives terminated shortly after December 31, 2005, and as such, benefited from the acceleration of vesting. As such, the Company recorded the $1.6 million of intrinsic value related to this executive pursuant to APB 25.

Had the Company not accelerated the vesting of options in December 2005, and considering subsequent forfeitures for this executive, the total compensation expense that would have been recorded by the Company pursuant to FAS 123R would have been approximately $1.3 million during 2006 through 2008. This has been included in the amended disclosure.

* * * * * * * * * * * * * * *

The Company informs us that it is aware that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jonathan E. Gottlieb
June 18, 2007	Page 8.

Should you have any questions, or desire any further clarification with respect to any of the above responses, please feel free to call the undersigned at (212) 912-7815 or Lillian Moya at (212) 912-7921.

Sincerely,

/s/ Robert C. Azarow
Robert C. Azarow